UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  ________                 to ________

Commission File Number:  000-11486

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

UNION CENTER NATIONAL BANK
401(k) PROFIT SHARING PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083-0007

Union Center National Bank 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule
Years ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To Audit Committee, Plan Administrator
and participants of the Union Center National Bank
401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Reading, Pennsylvania
June 29, 2011

Union Center National Bank 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value:
Money market and checking accounts	$5,928	$7,463
Mutual funds	2,549,701	2,344,392
Stable value fund	446,751	-
Investment contract with insurance company	724,705	865,848
Center Bancorp, Inc. common stock	1,174,179	841,825
	4,901,264	4,059,528
Notes receivable from participants	148,805	115,854
Total assets	5,050,069	4,175,382

Liabilities
Excess contributions	-	514
Total liabilities	-	514
Net assets available for benefits at fair value	5,050,069	4,174,868

Adjustment from Fair Value to Contract Value for interest in stable value fund	(8,563)	-

Net assets available for benefits	$5,041,506	$4,174,868

See the accompanying notes to the financial statements.

Union Center National Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available For Benefits

	Years Ended December 31,
	2010	2009
Investment income:
Net appreciation in fair value of investments	$341,092	$461,029
Net appreciation (depreciation) of investments in Center Bancorp, Inc. common stock	(46,545)	63,847
Interest and dividends	29,256	18,379
Total investment income	323,803	543,255

Interest income on notes receivable from participants	4,517	7,746

Contributions:
Participants	502,221	390,534
Employer	295,134	268,105
Rollovers	10,176	14,410
Total contributions	807,531	673,049

Expenses:
Benefits paid to participants	269,213	661,536
Total expenses	269,213	661,536

Net increase in net assets available for benefits	866,638	562,514

Net assets available for benefits, beginning of year	4,174,868	3,612,354

Net assets available for benefits, end of year	$5,041,506	$4,174,868

See the accompanying notes to the financial statements.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

1.	Description of Plan

General

The Union Center National Bank 401(k) Profit Sharing Plan, as amended, (the “Plan”) is a 401(k) plan covering all eligible employees of Union Center National Bank (the “Company”, “Employer” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

All employees age 21 and over are eligible for participation in the Plan on the first available entry date after date of hire.  For employer matching contributions, employees must have completed one year of service for participation as of the first anniversary of their hire date provided they complete at least 1,000 hours of service during the 12 month period beginning on their first day of employment.

Participant Contributions

Participants may contribute between 2% to 90% of pre-tax annual compensation, subject to Internal Revenue Service limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer Contributions

For the years ended December 31, 2010 and 2009, the Company’s contribution was $1.00 for each $1.00 of a participant’s contribution up to 6% of the participant’s earnings, as defined in the Plan.

Vesting

A participant is fully vested at all times in his or her employee contributions and earnings, including unrealized appreciation, depreciation or losses thereon. Employer contributions and income thereon vest at the rate of 20% for each year of service, as defined in the Plan. After five years of participation, a participant is 100% vested in employer contributions and earnings, including unrealized appreciation, depreciation or losses thereon.

Payment of Benefits

A participant’s vested interest in the Plan’s assets is distributable generally upon termination, disability, retirement or death. Participants may withdraw from their individual accounts pursuant to specific guidelines as set forth in the Plan.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s contribution and b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Investments are participant-directed. Investment options include a varied selection of mutual funds, stable value fund, investment in insurance contracts and Center Bancorp, Inc. common stock.

Administrative Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

Forfeitures

Any amounts not vested upon the termination of a participant may be used to make future employer matching contributions.  As of December 31, 2010 and 2009, forfeited non-vested accounts amounted to $12,828 and $8,237, respectively.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

1.	Description of Plan (continued)

Notes receivable from Participants

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of his or her vested account balance, not to exceed $50,000. Loans must be fully repaid through payroll deductions within five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1/2 percentage point. Notes receivable are stated at their unpaid principal balance plus accrued unpaid interest. Interest rates ranged from 3.75% to 8.75% at December 31, 2010.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value. Center Bancorp, Inc. common stock is valued at the last reported sales price on the last business day of the calendar year. The fair value of investment contract with insurance company approximates the contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Fully Benefit-Responsive Investment Contracts

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-210 and ASC 962-325, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Payment of Benefits

Benefit payments to participants are recorded when paid. Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his or her vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.

Reclassifications

Certain prior period amounts are reclassified to conform with current year’s presentation.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2010-06 "Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements”, ("ASU 2010-06"), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan's financial statements but expanded disclosures about certain fair value measurements.

In September 2010, FASB issued Accounting Standards update No. 2010-25 Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans,” (“ASU 2010-25”), which clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans. Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2010 and 2009.

3.	Investment Contract with Insurance Company

The Plan entered into a benefit-responsive investment contract with Nationwide Life Insurance Company (“Nationwide”). Nationwide maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statement of net assets available for benefits at fair value which approximates the contract value as reported to the Plan by Nationwide. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the investment contract at December 31, 2010 and 2009 approximated the contract value. The average yield and crediting interest rates were approximately 0.00% and 0.06% for 2010 and 2009, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Nationwide. The Plan administrator believes the occurrence of such events that would limit the Plan’s ability to transact at contract value with Plan participants is not probable.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

4.	Investments

The individual investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
Description	2010		2009

Best of America Indexed Fixed (investment contract with insurance company)	$724,705		$865,848
Center Bancorp, Inc. common stock	1,174,179		841,825
American Funds Growth Fund of America R3	-		435,598
Nationwide Destination 2010 Fund Inst	-		392,613
Harbor International Fund Inst	-		352,800
Pioneer Cullen Value Fund A	-		260,110
PIMCO Total Return Fund A	-		225,667
JPMorgan Midcap Value Fund A	-		214,985
Morley Stable Value C1 I	438,188	*	-
JP Morgan Smart Retirement 2025	331,373		-
Vanguard Large Cap Index Fund	259,212		-
* Amount represents contract value. As of December 31, 2010, fair value is $446,751

During 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	Years Ended December 31,
	2010	2009

Mutual funds	$347,011	$468,330
Investment contract with insurance company	(5,919)	(7,301)
Center Bancorp, Inc. common stock	(46,545)	63,847
Total appreciation (depreciation)	$294,547	$524,876

5.	Fair Value Measurements

The Plan measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurements and Disclosures," which provides the framework for measuring fair value. That framework provides fair value hierarchy used to classify the inputs used in measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2:   Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (for example, supported with little or no market activity).

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

5.	Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2010 or 2009.

•	Mutual funds: Valued at the quoted net asset value (“NAV”) of shares held by the Plan.

•	Stable value fund: Valued at the “NAV” of shares held by the Plan

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Investment contract with insurance company: Valued at contract value, which approximates fair value.

The objective of the Stable value fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed income methodology and the careful and prudent assumption of investment risk providing for the preservation of capital, stability and predictability of returns, liquidity to pay plan benefits and high credit quality. The fund seeks to achieve this objective by investing in conventional, synthetic and separate account investment contracts (collectively contracts) issued by life insurance companies, banks, and other financial institutions. Characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the financial markets. For liquidity purposes the Fund may have all or a portion of its assets invested in high quality money market instruments, investment companies and collective investment trusts that met the investment objectives. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve as of year end. Individual investments of the synthetic investment contract are generally valued at representative quoted market prices. Short term securities, if any, are stated at amortized cost, which approximates fair value. Debt securities are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.

The investment contract with insurance company is not actively traded and significant other observable inputs are not available. The fair value of the investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Equity funds	$1,289,930	$1,289,930	$-	$-
Target funds	1,240,964	1,240,964	-	-
Balanced funds	18,807	18,807	-	-
Stable value fund	446,751	-	446,751	-
Common stock	1,174,179	1,174,179	-	-
Investment contract with insurance company	724,705	-	-	724,705
Total	$4,895,336	$3,723,880	$446,751	$724,705

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

	Assets at Fair Value as of December 31, 2009
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Equity funds	$1,705,028	$1,705,028	$-	$-
Target funds	412,046	412,046	-	-
Balanced funds	1,580	1,580	-	-
Fixed income funds	225,738	225,738	-	-
Common stock	841,825	841,825	-	-
Investment contract with insurance company	865,848	-	-	865,848
Total	$4,052,065	$3,186,217	$-	$865,848

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2010 and 2009:

Year Ended December 31, 2010

Level 3 Assets	Investment Contract with Insurance Company and Stable Value Fund

Balance, beginning of year	$865,848
Realized losses	(5,919)
Purchases, sales, issuances and settlements, net	(135,224)
Balance, end of year	$724,705

Year Ended December 31, 2010
Year Ended December 31, 2009
Level 3 Assets	Investment Contract with Insurance Company

Balance, beginning of year	$1,102,841
Realized losses	(7,301)
Purchases, sales, issuances and settlements, net	(229,692)
Balance, end of year	$865,848

6.	Tax Status

The Plan’s latest determination letter is dated January 11, 2002, in which the Internal Revenue Service states that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

7.	Related Party Transactions

Nationwide Life Insurance Company, the custodian of the Plan, manages certain Plan investments, which include mutual funds and an investment contract with an insurance company.  The Plan maintains a checking account at the Company and invests in Center Bancorp, Inc. common stock, the parent corporation of the Company.  In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts.  Therefore, related transactions qualify as party-in-interest transactions.  All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

8.	Risks and Uncertainties

The Plan’s investments are concentrated in funds that invest in marketable equity securities. Such securities are subject to various risks that determine the value of the funds. Due to the level of risk associated with certain equity securities and the level of uncertainty related to changes in the value of these securities, it is at least reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and the value of investments reported in the financial statements.

The Plan also holds investments in Center Bancorp, Inc.’s common stock and accordingly, Plan participants’ accounts that hold shares of Center Bancorp, Inc.’s common stock are exposed to market risk in the event of a significant decline in the value of such stock. At December 31, 2010 and 2009, the Plan held shares totaling 144,071 and 94,375 shares, respectively.

9.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to amend, alter, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan participants will become 100% vested in their employer contributions and will be entitled to full distribution of such amounts. A participant is fully vested at all times in his or her employee contributions.

10.	Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the years ended December 31, 2010 and 2009, the Plan reimburses excess contributions to certain participants during 2011 and 2010. As of December 31, 2010 and 2009, net assets available for benefits included approximately $19,567 and $0, respectively, due to certain active participants for excess deferral contributions. Such contributions will be included in benefit distributions when paid. Excess contributions amounting to $514 are recorded as a liability as of December 31, 2009, and as a reduction of participant contributions for the year ended December 31, 2009. Excess contributions for the year ended December 31, 2009 were paid prior to March 15, 2010.

11.	Subsequent Events

The Plan Sponsor has evaluated subsequent events that occurred after the financial statement date of December 31, 2010 through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure.

Supplemental Schedule

Union Center National Bank 401(k) Profit Sharing Plan

Schedule of Assets (Held at End of Year)
(Line 4i of Schedule H to the 2010 Form 5500)
EIN: 22-1342912 - Plan Number: 002

December 31, 2010

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral Par or Maturity Date	Cost	Value
	Mutual Funds:
	JP Morgan	JP Morgan Smart Retirement 2010	(2)	$85,806
	JP Morgan	JP Morgan Smart Retirement 2015	(2)	233,004
	JP Morgan	JP Morgan Smart Retirement 2020	(2)	223,217
	JP Morgan	JP Morgan Smart Retirement 2040	(2)	83,545
	JP Morgan	JP Morgan Smart Retirement 2030	(2)	95,292
	Vanguard	Vanguard Life Strategy Income	(2)	134,847
	Vanguard	Vanguard Life Strategy Conservative Growth	(2)	76,888
	Vanguard	Vanguard Life Strategy Moderate Growth	(2)	121,429
	Vanguard	Vanguard Life Strategy Growth	(2)	157,535
	Vanguard	Vanguard Bond Market Index Fund	(2)	120,405
	Vanguard	Vanguard FTSE All-World ex-US Small Cap	(2)	54,732
	Vanguard	Vanguard FTSE All-World ex-US	(2)	48,189
	Vanguard	Vanguard Large Cap	(2)	259,212
	Vanguard	Vanguard Small Cap	(2)	131,995
	Vanguard	Vanguard Mid Cap Index	(2)	184,698
	JP Morgan	JP Morgan Smart Retirement Income	(2)	18,342
	JP Morgan	JP Morgan Smart Retirement 2035	(2)	111,512
	JP Morgan	JP Morgan Smart Retirement 2025	(2)	331,373
	JP Morgan	JP Morgan Smart Retirement 2045	(2)	68,265
	JP Morgan	JP Morgan Smart Retirement 2050	(2)	8,950
	Mid Atlantic Trust	Mid Atlantic Master Cash	(2)	465
	Investment Contract with Insurance Company:
(1)	Nationwide Life Insurance Company of America	Best of America Indexed Fixed Annuity	(2)	724,705
	Stable Value Fund:
	Union Bond and Trust Company	Morley Stable Value C1 I	(3)	446,751
	Common Stock:
(1)	Center Bancorp, Inc.	Common stock	(2)	1,174,179
(1)	Union Center National Bank	Cash: Checking Account	(2)	6
(1)	Stifel Nicolaus	Cash: General Money Market Fund	(2)	5,922
(1)	Participant Loans	Interest rate 3.75% to 8.75%	$0	148,805
				$5,050,069
	(1) Party-in-interest.
	(2) Not required for participant-directed investments.
	(3) Morley Stable Value C1 I contract value is $438,188

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Union Center National Bank 401(k) Profit Sharing Plan

	By:	/s/ Vincent N. Tozzi
June 29, 2011		Vincent N. Tozzi, Senior Vice President and Chief Financial Officer
Union Center National Bank

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm